SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  September, 2004

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News Release on Official Opening of the McCreedy West Mine dated September 16, 2004.

2

News Release on Renaming the Norman Mine to the Podolsky Mine dated September 16, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

Date:    September 17, 2004

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

McCreedy West Mine Officially Opened Today

TORONTO, Ontario - September 16, 2004 - The Sudbury Joint Venture (FNX Mining Company Inc. (FNX-TSX/AMEX) and Dynatec Corporation (DY-TSX)) report that the Honourable Rick Bartolucci, Ontario Minister of Northern Development and Mines, Terry MacGibbon, President and CEO of FNX and Bob Dengler, President and CEO of Dynatec officially opened the Sudbury Joint Venture's McCreedy West Mine, Sudbury Ontario in a formal ceremony in the town of Levack today.

The Sudbury Joint Venture (75% FNX and 25% Dynatec) acquired the McCreedy Mine property and four other former producing Sudbury mining properties in 2003. The McCreedy West Mine was a former producing mine that has been idle since its closing in 1999.  The initial phase (Phase 1) of a two phased mining plan at McCreedy West achieved commercial production in November 2003 and reached its production target of 1,000 tons per day in April 2004. The Phase 1 ore deposits have sufficient audited reserves and resources to support the present mining rate for at least eight years. A feasibility study is currently underway to determine the economic viability of initiating Phase 2 mining of the McCreedy West copper and precious metal-rich PM Deposit at 1,000 to 1,500 tons of ore per day in 2005.

"Today is a landmark occasion - a great day for the Greater Sudbury area and for mining in Ontario. The re-opening of the McCreedy West mine is an indicator of the Sudbury Joint Venture's support and confidence in the mining sector in Northern Ontario" said Minister of Northern Development and Mines, Rick Bartolucci.

Terry MacGibbon, President and CEO of FNX Mining Company, stated that, "the successful opening of our first mining operation ever is a huge accomplishment for FNX Mining and meets our objective of making the very difficult transition from a junior resource company to a producing mining company in less than two years. The fact that our mining operations have been profitable from its first operating quarter is rewarding to all FNX stakeholders, however it is the future potential production growth from our three on-going feasibility studies at the PM Deposit, Levack Mine and Norman Property which makes this first step at McCreedy West so exciting".

This press release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company's ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,

Sudbury Joint Venture Honours Terry Podolsky

TORONTO, Ontario - September 16, 2004 - FNX Mining Company Inc. (FNX-TSX/AMEX) announces that the Sudbury Joint Venture (75% FNX and 25% Dynatec Corporation) has renamed the Norman property the Podolsky property in honour of Terrence Podolsky, distinguished Canadian geologist, senior mining executive and a long time director of FNX.

Terry graduated from Queen's University in 1950 with a Master of Science degree in geology.  From 1950 to 1954 he worked with various federal and provincial geological surveys and lectured at Queen's.  Terry joined Inco Limited in 1954 and from 1954 to 1975 assumed positions of increasing responsibility in Sudbury, Manitoba and globally.  From 1975 until 1990, he held the position of Vice President, Exploration and Mineral Resource Development at Inco and led Inco's exploration activity in 14 countries on six continents.

After retiring from Inco in 1990, Terry founded his own private consulting company, Podolsky & Associates. He completed many assignments throughout the world, including studies for the United Nations (UNDP) in Burma and Mongolia.

The recently announced $30 million advanced underground exploration program on the Podolsky property has been initiated. Collar site preparation has been completed for the vertical shaft on the Podolsky 2000 deposit (formerly the Norman 2000 deposit) and also on the ramp into the Podolsky North deposit (formerly the Norman North deposit).

In announcing the renaming today in Sudbury during the McCreedy West Mine opening, Terry MacGibbon, President and CEO of FNX Mining Company, stated that, "Terry Podolsky has had a long and distinguished career as a geologist and senior mining executive. He has also made a tremendous contribution to FNX since its formation in 1984.  FNX and the Sudbury Joint Venture are pleased to be able to recognize and honour Terry Podolsky - the man and his accomplishments - in this way".

For further information, please contact:

FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dconstable@fnxmining.com,